AKBANK

06017785

RECEIVED

2006 OCT 30 P 1:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

26.10.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
<u>Rule 12g3-2(b) File No. 82-34825</u>

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Enclosure;

Information on the number of shares to be sold to Citigroup

10/30

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

| **<u>Total Number of shares</u>** | | |
|---|---|---|
| **Current** | 220.000.000.000 | |
| **After Transaction** | 240.000.000.000 | (to be announced when approved) |

| | Number of shares to be sold | % of current number of shares |
|---|---|---|
| **Exsa Export** | **4.870.000.000** | **2,21%** |
| **Europlus Investment Holding** | **1.200.000.000** | **0,55%** |
| **Sabancı Foundation** | **3.210.000.000** | **1,46%** |
| **Akbank Pension Fund** | **780.000.000** | **0,35%** |
| **Sabancı Family members** | **17.940.000.000** | **8,15%** |
| *Dilek Sabancı* | *3.095.000.000* | *1,41%* |
| *Sevil Sabancı Sabancı* | *3.095.000.000* | *1,41%* |
| *Suzan Sabancı Dinçer* | *3.600.000.000* | *1,64%* |
| *Çiğdem Sabancı Bilen* | *3.600.000.000* | *1,64%* |
| *Serra Sabancı* | *4.000.000.000* | *1,82%* |
| *Yüksel Sabancı* | *149.000.000* | *0,07%* |
| *Güler Sabancı* | *92.000.000* | *0,04%* |
| *Nur Sabancı Düvenci* | *154.500.000* | *0,07%* |
| *Yakup Sabancı* | *154.500.000* | *0,07%* |
| **Total** | **28.000.000.000** | **12,73%** |

Nominal paid-in capital of the Bank is YTL 2,200,000,000
Each share is YTL 0.01, therefore there are 220,000,000,000 shares outstanding currently

**Citigroup will additionally purchase the 20,000,000,000 shares resulting from the increase in the paid-in capital, and will have 20% share post transaction**

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com